Microvast Holdings, Inc.

12603 Southwest Freeway, Suite 300

Stafford, TX 77477

April 30, 2025

Via EDGAR Transmission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attn:	Bradley Ecker Geoffrey Kruczek

Re:	Microvast Holdings, Inc. Registration Statement on Form S-3/A Filed April 28, 2025 File No. 333-284496

Dear Mr. Ecker and Mr. Kruczek:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement on Form S-3/A (the “Registration Statement”) of Microvast Holdings, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 1:00 p.m. Eastern Time on May 1, 2025, or as soon thereafter as practicable.

Please contact Taylor Landry of Allen Overy Shearman Sterling US LLP, counsel to the Company, at 713-354-4893, or in his absence, Bill Nelson at 713-354-4880, to provide notice of effectiveness or if you have any other questions or concerns regarding this matter.

Sincerely, Microvast Holdings, Inc. By: /s/ Isida Tushe Isida Tushe President, General Counsel and Corporate Secretary